UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of November 2012

Commission File Number:  001-16601

FRONTLINE LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Frontline Ltd. (the "Company"), dated November 28, 2012, containing the Company's Interim Report for the nine months ended September 30, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: November 29, 2012	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

FRONTLINE LTD.
THIRD QUARTER AND NINE MONTHS 2012 RESULTS

Highlights

•	Frontline reports a net loss attributable to the Company of $49.0 million for the third quarter of 2012, equivalent to a loss per share of $0.63.
•	Frontline reports a net loss attributable to the Company of $66.2 million for the nine months ended September 30, 2012, equivalent to a loss per share of $0.85.
•	Frontline will not pay a dividend for the third quarter of 2012.
•	In August and October 2012, Frontline agreed to terminate the long term charter parties with Ship Finance for the OBO carriers Front Climber and Front Driver, respectively.
•	In September 2012, Frontline agreed with NAT that Frontline's nine Suezmax vessels will leave the Orion Suezmax pool.

Third Quarter and Nine Months 2012 Results

The Board of Frontline Ltd. (the "Company" or "Frontline") announces a net loss attributable to the Company of $49.0 million for the third quarter of 2012, equivalent to a loss per share of $0.63, compared with a net loss, excluding impairment losses, attributable to the Company of $11.2 million and a loss per share of $0.14 for the preceding quarter. The net loss attributable to the Company in the third quarter includes a gain on sale of assets and amortization of deferred gains of $3.3 million, which includes an aggregate deferred gain of $3.8 million relating to the sale and leasebacks of DHT Eagle (ex Front Eagle) and Gulf Eyadah (ex Front Shanghai).The net loss attributable to the Company in the preceding quarter includes a gain on sale of assets and amortization of deferred gains of $5.1 million, which includes an aggregate deferred gain of $3.8 million relating to the sale and leasebacks of DHT Eagle and Gulf Eyadah. The net loss attributable to the Company in the preceding quarter also include an impairment loss of $13.1 million.

The average daily time charter equivalents ("TCEs") earned in the spot and period market in the third quarter by the Company's VLCCs, Suezmax tankers and Suezmax OBO carriers were $12,300, $10,500 and $33,700, respectively, compared with $31,000, $16,200 and $28,100, respectively, in the preceding quarter. The spot earnings for the Company's double hull VLCCs and Suezmax vessels were $13,300 and $10,500, respectively, compared with $31,500 and $16,200, respectively, in the preceding quarter. The Orion Suezmax pool had spot earnings of $11,100 compared with $17,400 in the second quarter.

The contingent rental expense relates to the amended charter parties with Ship Finance International Limited ("Ship Finance") and the amended charter parties for four leased vessels and is based on the difference between the renegotiated rates and the actual TCE revenues up to the original contract rates.

Ship operating expenses increased by $1.2 million compared with the preceding quarter mainly due to an increase in running costs.

Charter hire expenses decreased by $1.2 million compared with the preceding quarter primarily as a result of redelivery of the chartered-in VLCC Hampstead on April 22, 2012.

Interest expense, net of capitalized interest, was $23.5 million in the third quarter of which $5.6 million relates to the Company's subsidiary Independent Tankers Corporation Limited ("ITCL").

Frontline announces a net loss attributable to the Company of $66.2 million for the nine months ended September 30, 2012, equivalent to a loss per share of $0.85. The average daily TCEs earned in the spot and period market in the nine months ended September 30, 2012 by the Company's VLCCs, Suezmax tankers and Suezmax OBO carriers were $23,200, $15,500, and $33,300, respectively, compared with $24,000, $14,200 and $35,300, respectively, in the nine months ended September 30, 2011. The spot earnings for the Company's double hull VLCCs and Suezmax vessels were $23,700 and $15,500, respectively, in the nine months ended September 30, 2012. The Orion Suezmax pool had spot earnings of $15,300 per day.

As of September 30, 2012, the Company had total cash and cash equivalents of $164.5 million and restricted cash of $75.7 million. Restricted cash includes $74.2 million relating to deposits in ITCL.

The Company estimates average cash cost breakeven rates for the remainder of 2012 on a TCE basis for its VLCCs and Suezmax tankers of approximately $23,400 and $16,200, respectively.

Fleet Development

In August, 2012, the Company announced that it had agreed with Ship Finance to terminate the long term charter party for the OBO carrier Front Climber and that Ship Finance had simultaneously sold the vessel. The charter party was terminated on October 15, 2012. The Company made a compensation payment to Ship Finance of approximately $0.6 million for the early termination of the charter. The transaction will reduce the Company's obligations under capital leases by $1.7 million and the Company recorded an impairment loss of $4.2 million in the second quarter.

In September 2012, the Company agreed with Nordic American Tankers Ltd ("NAT") that Frontline's nine Suezmax vessels will leave the Orion Suezmax pool due to Frontline's wish to be more flexible in the operation of its vessels. NAT will acquire Frontline's 50 percent shareholding in Orion Tankers Ltd., the pool manager, at its nominal book cost effective January 1, 2013.

In October, 2012, the Company announced that it had agreed with Ship Finance to terminate the long term charter party for the OBO carrier Front Driver and that Ship Finance had simultaneously sold the vessel. The charter party is expected to terminate in late November 2012. Frontline will make a compensation payment to Ship Finance of approximately $0.5 million for the early termination of the charter. The transaction will reduce the Company's obligations under capital leases by approximately $1.1 million and the Company expects to record a loss of approximately $0.1 million.

In October, 2012 the Company terminated the bareboat charters on the two single hull VLCCs  Ticen Ocean (renamed Front Lady) and Ticen Aries (renamed Edinburgh) and the vessels will be delivered to the buyers (as announced in September, 2011) in the end of November 2012 and January 2013, respectively.

Newbuilding Program

As of November 28, 2012, the Company's newbuilding program comprised two Suezmax tankers, and the Company was committed to make newbuilding installments of $94.2 million with expected payments of $6.3 million in 2012 and $87.9 million in 2013.

Corporate

The Board of Directors has decided not to declare a dividend for the third quarter of 2012.

A resolution was approved at the Company's 2012 Annual General Meeting on September 21, 2012 such that the share premium account was reduced from $225.8 million to nil and the amount resulting from the reduction be credited to the contributed surplus account with immediate effect.

77,858,502 ordinary shares were outstanding as of September 30, 2012, and the weighted average number of shares outstanding for the quarter was 77,858,502.

The Market

The market rate for a VLCC trading on a standard 'TD3' voyage between the Arabian Gulf and Japan in the third quarter of 2012 was WS 36, representing a decrease of approximately WS 19 points from the second quarter of 2012 and a decrease of approximately WS 22 points from the third quarter of 2011. Present market indications are approximately $11,000 per day in the fourth quarter of 2012.

The market rate for a Suezmax trading on a standard 'TD5' voyage between West Africa and Philadelphia in the third quarter of 2012 was WS 59.5, representing a decrease of approximately WS 13.5 points from the second quarter of 2012 and a decrease of WS 10 points from the third quarter of 2011. Current market forward rates indicate TD5 fourth quarter returns in line with third quarter.

Bunkers at Fujairah averaged $650/mt in the third quarter of 2012 compared to $662/mt in the second quarter of 2012. Bunker prices varied between a low of $590/mt on July 2  and a high of $697/mt on September 4.

The International Energy Agency's ("IEA") November 2012 report stated an OPEC oil production, including Iraq, of 31.4 million barrels per day (mb/d) in the third quarter. This was unchanged from the previous quarter.

The IEA estimates that world oil demand averaged 90.1 mb/d in the third quarter of 2012, which is an increase of 1.3 mb/d compared to previous quarter and the IEA estimates that world oil demand will average approximately 89.7 mb/d in 2012, representing an increase of 0.9 percent or 0.8 mb/d from 2011. 2013 demand is expected to be 90.5 mb/d.

The VLCC fleet totalled 617 vessels at the end of the third quarter of 2012, up from 610 vessels at the end of the previous quarter. Ten VLCCs were delivered during the quarter, three were removed. The order book counted 91 vessels at the end of the third quarter, down from 95 orders from the previous quarter. The current order book represents approximately 15 percent of the VLCC fleet. According to Fearnley's, the single hull fleet is 22 vessels, one less than previous quarter.

The Suezmax fleet counts 462 vessels at the end of the third quarter, up from 459 vessels at the end of the previous quarter. Ten vessels were delivered during the quarter whilst seven were removed. The order book counted 63 vessels at the end of the third quarter, down from 79 vessels at the end of the previous quarter. The current order book represents 14 percent of the total fleet. According to Fearnley's, the single hull fleet stands unchanged at nine vessels.

Strategy and Outlook

The tanker market has shown a strong negative development in the last four years. Several tanker companies are already experiencing severe problems. If the weak market continues it is likely to lead to significant financial problems for the whole tanker industry. We have recently experienced that VLCC spot rates have risen, but spot rates for Suezmax and Aframax tankers have seen little movement.

Consensus is that the recent rate spike could be short lived and that recovery in the crude tanker market could take some time. In order for sustainable recovery to happen substantial scrapping of vessels must take place.

Frontline will continue to remain cautious and focus its resources on the present activities until a clearer sign of recovery can be seen in the tanker market.

Based on results achieved so far in the fourth quarter and the current outlook, the Board expects the operating result in the fourth quarter to show some improvement compared with the third quarter.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Frontline management's examination of historical operating trends. Although Frontline believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Frontline cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

The Board of Directors
Frontline Ltd.
Hamilton, Bermuda
November 28 2012

Questions should be directed to:
Jens Martin Jensen: Chief Executive Officer, Frontline Management AS
+47 23 11 40 99

Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 76

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2011 Jul-Sept	2012 Jul-Sept	CONDENSED CONSOLIDATED INCOME STATEMENTS (in thousands of $)	2012 Jan-Sept	2011 Jan-Sept	2011 Jan-Dec
173,914	126,809	Total operating revenues	470,671	628,121	810,102
3,787	3,288	Gain on sale of assets and amortization of deferred gains	19,373	4,984	(307,894)
72,061	64,049	Voyage expenses and commission	189,525	228,114	295,787
(1,581)	-	Profit share expense (income)	-	829	482
-	9,904	Contingent rental expense	42,631	-	-
45,378	36,600	Ship operating expenses	101,511	147,912	187,010
16,740	8,880	Charter hire expenses	31,099	50,843	65,601
9,871	8,338	Administrative expenses	24,701	26,489	35,886
121,443	-	Impairment loss on vessels	13,141	121,443	121,443
49,603	28,301	Depreciation	86,892	151,540	195,597
313,515	156,072	Total operating expenses	489,500	727,170	901,806
(135,814)	(25,975)	Net operating gain (loss)	544	(94,065)	(399,598)
251	40	Interest income	90	3,929	3,958
(32,522)	(23,551)	Interest expense	(71,813)	(104,309)	(141,497)
(111)	(92)	Share of results from associated companies	167	(411)	(600)
21	79	Foreign currency exchange gain	100	171	106
1,707	341	Other non-operating items	4,317	9,969	9,153
(166,468)	(49,158)	Net loss before taxes and noncontrolling interest	(66,595)	(184,716)	(528,478)
(76)	(95)	Taxes	(257)	(183)	(532)
(166,544)	(49,253)	Net loss	(66,852)	(184,899)	(529,010)
388	236	Net loss (income) attributable to noncontrolling interest	664	(1,036)	(591)
(166,156)	(49,017)	Net loss attributable to Frontline Ltd.	(66,188)	(185,935)	(529,601)

$(2.13)	$(0.63)	Basic loss per share ($)	$(0.85)	$(2.39)	$(6.80)

		Income on timecharter basis ($ per day per ship)*
17,000	12,300	VLCC	23,200	24,000	22,800
9,500	10,500	Suezmax	15,500	14,200	14,100
38,200	33,700	Suezmax OBO	33,300	35,300	36,700
		* Basis = Calendar days minus off-hire. Figures after deduction of broker commission

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2011 Jul-Sept	2012 Jul-Sept	CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (in thousands of $)	2012 Jan-Sept	2011 Jan-Sept	2011 Jan-Dec
(166,544)	(49,253)	Net loss	(66,852)	(184,899)	(529,010)
(368)	5	Unrealized loss from marketable securities	466	(624)	(894)
(108)	49	Foreign currency translation (loss) gain	75	(6)	(49)
(476)	54	Other comprehensive income (loss)	541	(630)	(943)
(167,020)	(49,199)	Comprehensive loss	(66,311)	(185,529)	(529,953)

(166,632)	(48,963)	Comprehensive loss attributable to Frontline Ltd.	(65,647)	(186,565)	(530,544)
(388)	(236)	Comprehensive (loss) income attributable to noncontrolling interest	(664)	1,036	591
(167,020)	(49,199)		(66,311)	(185,529)	(529,953)

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands of $)	2012 Sept 30	2011 Sept 30	2011 Dec 31
ASSETS
Short term
Cash and cash equivalents	164,484	191,027	160,566
Restricted cash	75,735	99,241	100,566
Other current assets	149,384	152,084	149,273
Vessels held for sale	-	28,666	-
Long term
Restricted cash	-	58,000	-
Newbuildings	20,144	246,978	13,049
Vessels and equipment, net	287,444	1,211,891	312,292
Vessels under capital lease, net	934,397	1,221,358	1,022,172
Investment in finance lease	51,952	54,019	53,531
Investment in unconsolidated subsidiaries and associated companies	40,805	2,997	27,340
Other long-term assets	1,373	7,349	1,780
Total assets	1,725,718	3,273,610	1,840,569

LIABILITIES AND EQUITY
Short term liabilities
Short term debt and current portion of long term debt	21,572	151,418	19,521
Current portion of obligations under capital lease	54,171	115,126	55,805
Other current liabilities	115,064	84,986	92,058
Long term liabilities
Long term debt	463,292	1,153,772	493,992
Obligations under capital lease	916,494	1,199,036	957,431
Other long term liabilities	7,225	11,642	8,283
Commitments and contingencies
Equity
Frontline Ltd. equity	136,069	544,690	200,984
Noncontrolling interest	11,831	12,940	12,495
Total equity	147,900	557,630	213,479
Total liabilities and equity	1,725,718	3,273,610	1,840,569

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2011 Jul-Sept	2012 Jul-Sept	CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands of $)	2012 Jan-Sept	2011 Jan-Sept	2011 Jan-Dec
		OPERATING ACTIVITIES
(166,544)	(49,253)	Net loss	(66,852)	(184,899)	(529,010)
		Adjustments to reconcile net loss to net cash provided by operating activities:
49,992	28,439	Depreciation and amortization	87,300	152,893	202,519
(11)	(24)	Unrealized foreign currency exchange (gain) loss	(2)	(26)	73
(3,787)	(3,288)	Gain on sale of assets and amortization of deferred gains	(19,373)	(4,984)	311,249
111	92	Equity (income) losses of associated companies	(167)	411	600
121,443	-	Impairment loss on vessels	13,141	121,443	121,443
440	5,460	Other, net	1,202	(4,808)	(8,681)
304	15,816	Change in operating assets and liabilities	29,623	(42,224)	(41,340)
1,948	(2,758)	Net cash provided by operating activities	44,872	37,806	56,853

		INVESTING ACTIVITIES
91,271	13,461	Change in restricted cash	24,831	98,906	155,581
(16,175)	(538)	Additions to newbuildings, vessels and equipment	(1,501)	(78,980)	(82,378)
394	468	Finance lease payments received	1,336	1,123	1,535
-	(442)	Proceeds from sale of vessels and equipment	12,224	148,335	200,041
-	-	Proceeds from sale of shares in subsidiaries	-	-	128,882
-	-	Proceeds from sale of investments	-	46,547	46,547
-	-	Net investment in associated companies	(13,548)	-	(24,536)
75,490	12,949	Net cash provided by investing activities	23,342	215,931	425,672

		FINANCING ACTIVITIES
72,000	-	Proceeds from long-term debt, net of fees paid	-	70,559	70,559
(30,888)	(9,780)	Repayment of long-term debt	(24,049)	(131,167)	(256,527)
(99,118)	(13,076)	Repayment of capital leases	(40,247)	(161,612)	(295,501)
(1,557)	-	Dividends paid	-	(17,129)	(17,129)
(59,563)	(22,856)	Net cash used in financing activities	(64,296)	(239,349)	(498,598)

17,875	(12,665)	Net increase (decrease) in cash and cash equivalents	3,918	14,388	(16,073)
173,152	177,149	Cash and cash equivalents at start of period	160,566	176,639	176,639
191,027	164,484	Cash and cash equivalents at end of period	164,484	191,027	160,566

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (in thousands of $ except number of shares)	2012 Jan-Sept	2011 Jan-Sept	2011 Jan-Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning and end of period	77,858,502	77,858,502	77,858,502

SHARE CAPITAL
Balance at beginning and end of period	194,646	194,646	194,646

ADDITIONAL PAID IN CAPITAL
Balance at beginning of period	225,769	224,245	224,245
Stock option expense	732	1,251	1,524
Transfer to contributed surplus	(225,769)	-	-
Balance at end of period	732	225,496	225,769

CONTRIBUTED SURPLUS
Balance at beginning of period	248,360	248,360	248,360
Transfer from additional paid in capital	225,769	-	-
Balance at end of period	474,129	248,360	248,360

ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance at beginning of period	(4,779)	(3,836)	(3,836)
Other comprehensive income (loss)	541	(630)	(943)
Balance at end of period	(4,238)	(4,466)	(4,779)

RETAINED (DEFICIT) EARNINGS
Balance at beginning of period	(463,012)	83,718	83,718
Net loss	(66,188)	(185,935)	(529,601)
Cash dividends	-	(17,129)	(17,129)
Balance at end of period	(529,200)	(119,346)	(463,012)

FRONTLINE LTD. EQUITY	136,069	544,690	200,984

NONCONTROLLING INTEREST
Balance at beginning of period	12,495	11,904	11,904
Net (loss) income	(664)	1,036	591
Balance at end of period	11,831	12,940	12,495

TOTAL EQUITY	147,900	557,630	213,479

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL

Frontline Ltd. (the "Company" or "Frontline") is a Bermuda based shipping company engaged primarily in the ownership and operation of oil tankers. The Company's ordinary shares are listed on the New York Stock Exchange, the Oslo Stock Exchange and the London Stock Exchange.

2.	ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Company's annual financial statements as at December 31, 2011.

Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company's annual consolidated financial statements for the year ended December 31, 2011.

3.	RESTRUCTURING

The Company successfully completed a restructuring of its business in December 2011. The restructuring included the sale of 15 wholly-owned special purpose companies ("SPCs") to Frontline 2012 Ltd. ("Frontline 2012"). These SPCs held six VLCCs (including one on time charter), four Suezmax tankers and five VLCC newbuilding contracts. The SPCs were sold at fair market value of $1,120.7 million. As part of the transaction, Frontline 2012 assumed the obligation to pay $666.3 million in bank debt related to the vessels and $325.5 million in remaining commitments to the yard under the newbuilding contracts. The sale of these SPCs resulted in a loss of $307.0 million, which was recorded in the fourth quarter of 2011. In June 2012, the Company received payment for the working capital related to the assets sold in the amount of $10.5 million.

On December 16, 2011, Frontline 2012 completed a private placement of 100,000,000 new ordinary shares of par value $2.00 per share at a subscription price of $2.85, raising $285.0 million in gross proceeds, subject to certain closing conditions. These conditions were subsequently fulfilled and Frontline 2012 was registered on the Norwegian Over the Counter list in Oslo on December 30, 2011. The Company was allocated 8,771,000 shares, representing approximately 8.8 percent of the share capital of Frontline 2012 for which it paid $25.0 million. The Company has accounted for its investment in Frontline 2012 under the equity method. There were no discontinued operations associated with this transaction.

The Company will initially manage Frontline 2012 through its wholly owned subsidiary, Frontline Management (Bermuda) Ltd.. Frontline 2012 plans to establish its own management subsidiary with a management team solely focused on its activities over time.

Following the restructuring, the Company's operating fleet was reduced from 58 vessels to 48 vessels, including the nine vessels owned through Independent Tankers Corporation Limited ("ITCL"). In addition, newbuilding commitments reduced from $437.9 million to $112.4 million relating to two Suezmax tanker newbuilding contracts. Bank debt was eliminated following a prepayment of a $12.9 million loan associated with a vessel, which was not part of the transaction with Frontline 2012, and the prepayment of ITCL's $33.0 million bank loan.

As part of the restructuring, the Company obtained agreements with its major counterparties to reduce the gross charter payment commitments under existing chartering arrangements by approximately $293 million for the period from January 1, 2012 to December 31, 2015. The Company will compensate the counterparties with 100% of any difference between the renegotiated rates and the average vessel earnings up to the original contract rates. Some of the counterparties will receive some additional compensation for earnings achieved above the original contract rates.

4.	IMPAIRMENT LOSS

The Company has recorded a vessel impairment loss of $13.1 million in the three months ended June 30, 2012. This loss relates to three OBO vessels – Front Rider ($4.9 million), Front Climber ($4.2 million) and Front Driver ($4.0 million). The losses relating to Front Rider, Front Climber and Front Driver were the expected losses on the termination of the long term charter parties in July, October and in the fourth quarter of 2012, respectively. Impairment losses are taken when events or changes in circumstances occur that cause the Company to believe that future cash flows for an individual vessel will be less than its carrying value and not fully recoverable. In such instances an impairment charge is recognized if the estimate of the undiscounted cash flows expected to result from the use of the vessel and its eventual disposition is less than the vessel's carrying amount.

5.	NEWBUILDINGS

Five VLCC newbuilding contracts were sold to Frontline 2012 in December 2011 (see Note 3), which left the Company with two Suezmax newbuilding contracts at December 31, 2011.

6.	VESSELS AND EQUIPMENT, NET

The Company sold its 1993-built double hull Suezmax tanker, Front Alfa, in March 2012.

7.	FAIR VALUE OF FINANCIAL INSTRUMENTS

Marketable securities of $1.2 million at September 30, 2012 (December 31, 2011: $0.7 million) are measured at fair value on a recurring basis. The fair value of marketable securities is based on the quoted market prices. This fair value falls within the "Level 1" category of ASC 820-10 being "measurements using quoted prices in active markets for identical assets or liabilities".

8.	DEBT

The Company's bank debt was eliminated in December 2011. See Note 3.

In March 2012, the Company purchased $10.0 million notional value of the convertible bonds due 2015 for a purchase price of $5.4 million. The Company recognized a gain of $4.6 million in the first quarter of 2012. After the purchase, the Company holds 4.4% of the convertible bonds outstanding. The conversion price of the Company's convertible bonds at September 30, 2012 and December 31, 2011 was $36.5567.

9.	RELATED PARTY TRANSACTIONS

The Company's most significant related party transactions are with Ship Finance International Limited ("Ship Finance"), a company under the significant influence of our principal shareholder, as the Company leases the majority of its vessels from Ship Finance and pays Ship Finance contingent rental expense and profit share based on the earnings of these vessels.

Amounts earned from other related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily rental for office space and guarantee fees. In addition, the Company is chartering in two vessels from Frontline 2012 on floating rate time charters under which the charter hire expense is equal to the time charter equivalent earnings of the vessels.

In September 2011, the Company negotiated the early termination of bareboat charters on three single hull VLCCs, Titan Orion (ex-Front Duke), Titan Aries (now renamed -Edinburgh) and Ticen Ocean (now renamed-Front Lady), which are being chartered in from Ship Finance. These three vessels have been sold by Ship Finance with expected delivery during 2012 and 2013. The Titan Orion (ex-Front Duke) was delivered, and the charter party with Ship Finance was terminated, on March 27, 2012. In October 2012, the Company terminated the bareboat charters on Ticen Ocean (now renamed Front Lady) and Tiitan Aries (now renamed Edinburgh) and the vessels will be delivered to the buyers end November 2012 and January 2013, respectively.

In May 2012, the Company paid $13.3 million for 3,546,000 shares in a private placement by Frontline 2012 of 56 million new ordinary shares at a subscription price of $3.75 per share. Following the private placement, the Company's ownership in Frontline 2012 was reduced from 8.8% to 7.9%. Refer to Note 3 for details of the restructuring transaction with Frontline 2012.

In June, 2012, the Company announced that it had agreed with Ship Finance to terminate the long term charter party for the OBO carrier Front Rider and that Ship Finance had simultaneously sold the vessel. The charter party was terminated on July 22, 2012. The Company paid a compensation payment to Ship Finance of $0.4 million for the early termination of the charter. The Company recorded an impairment loss of $4.9 million in the second quarter of 2012.

10.	COMMITMENTS AND CONTINGENCIES

As of November 28, 2012, the Company's newbuilding program comprised two Suezmax tankers, and the Company was committed to make newbuilding installments of $94.2 million with expected payments of $6.3 million in 2012 and $87.9 million in 2013

As part of the Restructuring described in Note 3, Frontline 2012 agreed to fully reimburse and indemnify the Company for all payments made under any guarantees issued by the Company to the shipyard in connection with the newbuilding contracts acquired and to reimburse the Company for all costs incurred in connection with these guarantees.

11.	SUBSEQUENT EVENTS

In August 2012, the Company announced that it had agreed with Ship Finance to terminate the long term charter party for the OBO carrier Front Climber and that Ship Finance had simultaneously sold the vessel. The charter party terminated on October 15, 2012. The Company made a compensation payment to Ship Finance of $0.6 million for the early termination of the charter. The transaction will reduce the Company's obligations under capital leases by $1.6 million and the Company recorded an impairment loss of $4.2 million in the second quarter.

In October 2012, the Company announced that it had agreed with Ship Finance to terminate the long term charter party for the OBO carrier Front Driver and that Ship Finance has simultaneously sold the vessel. The charter party is expected to terminate in late November 2012. Frontline will make a compensation payment to Ship Finance of approximately $0.5 million for the early termination of the charter. The transaction will reduce the Company's obligations under capital leases by approximately $1.1 million and the Company expects to record a loss of approximately $0.1 million.